Exhibit 4

INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (the “Agreement”) is made as of February 24, 2008 by and among Abe Investment, L.P., a Delaware limited partnership (“Parent”), Abe Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Abe Investment Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Holdings”), and the other parties appearing on the signature pages hereto.

RECITALS

1.  On the date hereof, Parent, Merger Sub and Getty Images, Inc. (the “Company”) have executed an Agreement and Plan of Merger, dated as of the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”).

2.  Concurrently with the execution and delivery of this Agreement, the H&F Investors (as defined below) have executed a letter agreement in favor of Parent (as amended from time to time, the “Equity Commitment Letter”) in which the H&F Investors have agreed, subject to the terms and conditions set forth therein, to make a cash equity investment in Parent immediately prior to the Closing, which cash equity investment will be contributed by Parent to Merger Sub as equity immediately prior to the Rollover Closing (as defined below).

3.  Concurrently with the execution and delivery of this Agreement, the Rollover Investors (as defined below) have executed a letter agreement in favor of Parent (as amended from time to time, the “Rollover Commitment Letter,” and together with the H&F Commitment Letter, the “Commitment Letters”) in which the Rollover Investors have agreed, subject to the terms and conditions set forth therein, to transfer, contribute and deliver shares of Company Common Stock to Parent immediately prior to the Closing (the “Rollover Closing”).

4.  Immediately after the Closing (the “Contribution Closing”), upon the terms and subject to the conditions set forth herein, Parent will contribute all of the shares of common stock of the Surviving Corporation to Holdings in exchange for common stock of Holdings.

5.  The Investors (as defined below), Parent, Holdings and Merger Sub wish to agree to certain terms and conditions that will govern the actions of Parent, Holdings and Merger Sub and the relationship among the Investors with respect to the Merger Agreement, the Commitment Letters and the transactions contemplated thereby.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1.  EFFECTIVENESS; DEFINITIONS.

1.1.  Effectiveness.  This Agreement shall become effective on the date hereof concurrently with the execution and delivery of the Commitment Letters.

1.2.  Definitions.  Certain terms are used in this Agreement as specifically defined herein.  Certain of those definitions are set forth in Section 3 hereof.  Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

2.  AGREEMENTS AMONG THE INVESTORS.

2.1.  Actions of Parent, Holdings and Merger Sub.  Subject to the terms of this Agreement, the H&F Investors may cause Parent, Holdings and Merger Sub to take any actions and Parent, Holdings and Merger Sub shall take only those actions approved by the H&F Investors in connection with the Merger Agreement, the Commitment Letters, the Voting Agreement and the Option Agreement and the transactions and financings contemplated by such agreements or otherwise.  Without limiting the generality of the foregoing, subject to the terms of this Agreement (a) the H&F Investors may cause Parent and Merger Sub to take any action or refrain from taking any action in order for Parent and Merger Sub to comply with their obligations, satisfy their closing conditions or exercise their rights under the Merger Agreement, including determining that the conditions to closing specified in Sections 6.1 and 6.2 of the Merger Agreement (the “Closing Conditions”) have been satisfied, waiving compliance with any agreements and conditions contained in the Merger Agreement, amending or modifying the Merger Agreement, obtaining the debt financing for the Merger and related transactions (including pursuant to the Debt Commitment Letter) and determining to close the Merger and (b) all actions and decisions of Parent and Merger Sub relating to the Commitment Letters, the Voting Agreement and the Option Agreement, including any negotiations, amendments or waivers relating to any of the foregoing, shall require the approval of the H&F Investors.  Notwithstanding anything to the contrary in this Agreement, in no event shall Parent or Merger Sub, without the prior written consent of the Rollover Investors, (A) amend or modify (and in no event shall any H&F Investor cause Parent, Merger Sub or any other Fund Affiliate that becomes a party to the Merger Agreement to amend or modify) the Merger Agreement (i) so as to modify the Merger Consideration to a non-cash form or (ii) so as to add any new parties to the Merger Agreement (other than any Fund Affiliates and any wholly owned Subsidiaries thereof and any Subsidiaries of the Company) or (B) obtain debt financing such that, immediately following the Effective Time, the ratio of Consolidated Total Debt (as defined in the Debt Commitment Letter) to Consolidated EBITDA (as defined in the Debt Commitment Letter and as determined for the twelve-month period ending March 31, 2008) is in excess of 6.0:1.

2.2.  Unitholders Agreements.  Parent and each Investor agree to negotiate in good faith with respect to, and enter into concurrently with the Closing, one or more definitive agreements, including a limited partnership agreement (the “Unitholders Agreements”), that together reflect the terms and conditions set forth on Schedule I and/or such additional or modified terms as the H&F Investors and the Rollover Investors shall approve.  Each of Parent and the H&F Investors agrees to use its commercially reasonable efforts to cause the Co-Investors to enter into the Unitholders Agreements concurrently with the Closing.

2.3.  Equity Commitments.

2.3.1.  Each Investor hereby affirms and agrees that Parent, acting at the direction of the H&F Investors, shall be entitled to enforce (including seeking specific performance) the provisions of each Commitment Letter in accordance with its terms.

Parent shall not attempt such enforcement of any Commitment Letter until the H&F Investors have determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder.  Parent shall have no right to enforce any of the Commitment Letters unless acting at the direction of the H&F Investors.  The Rollover Investors shall not have any right to enforce (including seeking specific performance) the Equity Commitment Letter.  For the avoidance of doubt, it is understood that the creditors of Parent shall not have any right to enforce (including seeking specific performance) the Commitment Letters or to cause Parent to enforce (including seeking specific performance) any of the Commitment Letters.

2.3.2.  Prior to the Closing, no Investor shall transfer, directly or indirectly, its obligations and rights under its Commitment Letter or this Agreement, other than (a) as approved by all the Investors, (b) in the case of the H&F Investors, a transfer of the right and obligation to fund their Commitments to (x) any affiliated investment fund (“Fund Affiliate”), provided, however that any such transferee shall be obligated to become a party to this Agreement and no such assignment shall relieve the assigning party of its obligations hereunder if the assignee does not perform its obligations, or (y) up to an aggregate of $200 million of such Commitments to the following (the “Co-Investors”) (for the avoidance of doubt, it is understood that the Persons set forth on Schedule II hereto shall be deemed to be Co-Investors to the extent set forth therein): (i) any of the debt financing providers for the Merger and related transactions and/or any Affiliates of such providers and/or (ii) no more than two (2) other investment funds or other financial investors (or groups of related investment funds or other financial investors) in the aggregate, and (c) the October 1993 Trust may transfer its right and obligation to transfer, contribute and deliver its Commitment under the Rollover Commitment Letter to Mark H. Getty and/or any trusts solely for the benefit of Mark H. Getty and/or the spouse and descendants of Mark H. Getty for estate planning or similar purposes (Mark H. Getty or any such trust, a “Permitted Family Transferee”), provided, however, that Mark H. Getty retains sole control over the voting and disposition of such Rollover Shares, any such transferee shall be obligated to become a party to this Agreement (if not already a party hereto) and Mark H. Getty shall be responsible for the obligations of the October 1993 Trust hereunder and under the Rollover Commitment Letter if the assignee does not perform its obligations.

2.3.3.  The H&F Investors, or Parent acting at the direction of the H&F Investors, shall be permitted to terminate the Rollover Commitment Letter if any of the Rollover Investors are in material breach of their obligations to fund the Commitment set forth in the Rollover Commitment Letter.

2.4.  Notice of Closing.  Parent and Merger Sub agree to keep the Rollover Investors reasonably and promptly informed of developments relating to the Merger, including the likely Closing Date.  If Parent or Merger Sub receives any notice under the Merger Agreement, it shall notify each Investor at the addresses, and in the manner, set forth in Section 4.16.  The failure of Parent or Merger Sub to perform its obligations under this Section 2.4 will not relieve any Investor of any of its obligations under this Agreement.

2.5.  Expenses.

2.5.1.  Except as provided by Section 2.5.4 and except in connection with the remedies available under Section 4.3, (a) the H&F Investors shall be responsible for all of, and the Rollover Investors shall not be responsible for any of (whether by contribution of money or otherwise), the expenses and fees of legal counsel, accountants, financial advisors and other consultants and advisors and any financing or other fees or expenses (excluding the Parent Termination Fee or any Company Damages, in each case if and to the extent paid or payable to the Company pursuant to the Merger Agreement or the Limited Guarantee) (collectively, “Expenses”) incurred by the H&F Investors, Parent, Holdings and Merger Sub in connection with the Merger Agreement, the Ancillary Agreements, the Equity Commitment Letter and the Limited Guarantee (collectively, the “Transaction Agreements”) and the transactions and financings contemplated hereby and thereby and (b) each Rollover Investor will be responsible for all of, and none of the H&F Investors, Parent, Holdings or Merger Sub shall be responsible for any of, the Expenses incurred by the Rollover Investors in connection with the Transaction Agreements and the transactions and financings contemplated hereby and thereby.

2.5.2.  Except in connection with the remedies available under Section 4.3, the Rollover Investors shall have no liability to the H&F Investors, Parent, Holdings or Merger Sub with respect to the Parent Termination Fee or any Company Damages if paid or payable by the H&F Investors, Parent, Holdings or Merger Sub to the Company pursuant to the Merger Agreement or the Limited Guarantee.

2.5.3.  The Rollover Investors shall have no right to receive any portion of the Termination Fee or any Parent Damages if paid or payable by the Company pursuant to the Merger Agreement.

2.5.4.  In the event that the Closing occurs, Parent, Holdings and Merger Sub shall substantially simultaneously with the Closing, pay or reimburse, or cause to be paid or reimbursed, each of the Investors for the Expenses incurred by it in connection with the Transaction Agreements and the transactions and financings contemplated hereby and thereby.

2.6.  Contributions.

2.6.1.  After giving effect to the contribution to Parent by the H&F Investors and any Co-Investors of the amount of cash equity contemplated to be funded by the Equity Commitment Letter (as such amount may be reduced by the H&F Investors in the manner contemplated by the Equity Commitment Letter) (the “Cash Contribution”) and the contribution to Parent by the Rollover Investors of their respective Commitments (the “Rollover Contribution”), each of the H&F Investors, the Rollover Investors and any Co-Investors will own a pro rata number of the same class and series of limited partnership units of Parent (excluding the general partnership interest described in the following clause (b)) based on the relative values of such contributions (valuing each of the Rollover Shares at an amount per share equal to the Merger Consideration), and, at the Effective Time, Parent will not have any outstanding equity interests other than (a) the limited partnership units held by the H&F Investors and any Co-Investors pursuant to the Cash Contribution and the Rollover Investors pursuant to the Rollover Contribution, (b) the general partnership interest held by an Affiliate of the H&F Investors (for the avoidance of doubt, it is understood that such Affiliate shall have no economic interest in Parent other than through its ownership of limited partnership units of the same class and series as those held by the H&F Investors, the Rollover Investors and any Co-Investors) and (c) limited partnership units and other equity interests held by employees, directors and officers of the Company and its Subsidiaries.

2.6.2.  Parent agrees to transfer, contribute and deliver, immediately after the Closing, all shares of common stock of the Surviving Corporation held by it to Holdings in exchange for newly issued common stock of Holdings (the “Post-Closing Contribution”), which together with any previously outstanding shares, 100% of which are owned by Parent, shall constitute 100% of the outstanding common stock of Holdings immediately after the Post-Closing Contribution.

2.7.  Representations and Warranties; Covenants.

2.7.1.  Each Investor, severally and not jointly, hereby represents, warrants and covenants to the other Investors that (a) such Investor (unless an individual) is validly existing and in good standing under the laws of the jurisdiction of its formation or, in the case of an Investor that is a trust, the jurisdiction of its domicile, and has the requisite power and authority to execute and deliver this Agreement, the Commitment Letter to which it is a party and the Option Amendment (if a party thereto), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, (b) if such Investor is an individual, such Investor has full power and authority to execute and deliver this Agreement, the Commitment Letter to which such Investor is a party and the Option Amendment (if a party thereto), to perform such Investor’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, (c) this Agreement, the Commitment Letter to which such Investor is a party and the Option Amendment (if a party thereto) have been duly and validly executed and delivered by such Investor and, assuming due authorization, execution and delivery by the other parties thereto, constitute legal, valid and binding obligations of such Investor, enforceable against such Investor in accordance with their terms, except that such enforceability is subject to the Bankruptcy and Equity Exception, (d) none of the Rollover Shares constitute community property or otherwise need spousal or other approval for this Agreement or the Rollover Commitment Letter to be a legal, valid and binding obligation of Mark H. Getty, enforceable against Mark H. Getty in accordance with its terms, (e) except for (w) filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE, (x) solely in the case of Parent and Merger Sub, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (y) solely in the case of Parent, Merger Sub, Holdings and the H&F Investors, filings required under, and compliance with other applicable requirements of, the HSR Act and Foreign Antitrust Laws and (z) solely in the case of the Rollover Investors, as set forth on Schedule III, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Investor for the execution and delivery of this Agreement, the Commitment Letter to which such Investor is a party and the Option Amendment (if a party thereto) by such Investor and the consummation by such Investor of the transactions contemplated hereby and thereby and (ii) neither the execution and delivery of this Agreement, such Commitment Letter or the Option Amendment (if a party thereto) by such Investor nor the consummation by such Investor of the transactions contemplated hereby or thereby or compliance by such Investor with any of the provisions hereof or thereof shall (1) in the case of any Investor that is not an individual, conflict with or violate any provision of its certificate of formation or operating agreement (or similar organizational documents), (2) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such Investor pursuant to any Contract to which such Investor is a party or by which such Investor or any property or asset of such Investor is bound or affected, except for the creation of any Liens described on Schedule IV with respect to the limited partnership units issued to the October 1993 Trust in the Rollover Contribution, or (3) violate any Law or Order applicable to any of such Investor or any of its or his properties or assets; (f) such Investor and each of its members, partners and stockholders is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act and (g) none of the information supplied in writing by such Investor for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will cause a breach of the representation and warranty of Parent or Merger Sub set forth in Section 4.8 of the Merger Agreement.

2.7.2.  Each Rollover Investor, severally and not jointly, hereby represents, warrants and covenants to each of the other Investors that (a) such Rollover Investor is, and will be immediately prior to the Closing, the only beneficial owner and, except as otherwise noted on Exhibit A to this Agreement, the only record holder of the number of shares of Company Common Stock set forth opposite its or his name on Exhibit A to this Agreement (the “Rollover Shares”), in each case free and clear of Liens (except for the Liens described on Schedule IV with respect to the Rollover Shares of the October 1993 Trust), (b) such Rollover Investor has sole voting power and sole power of disposition with respect to all of such Rollover Shares, with no restrictions, subject to applicable federal securities laws on their rights of disposition pertaining thereto (other than as created by this Agreement, the Rollover Commitment Letter and the Voting Agreement), (c) upon completion of the transactions contemplated by the Rollover Agreement, Merger Sub will acquire good and marketable title to such Rollover Shares free and clear of any Liens (except for the Liens described on Schedule IV with respect to the Rollover Shares of the October 1993 Trust), (d) other than the Rollover Commitment Letter and this Agreement and except the obligations under the Stockholders’ Agreement, dated as of February 9, 1998, among the Company, Getty Investments L.L.C. and the other parties, as such agreement has been amended and is in effect as of the date hereof (all of which obligations have been validly waived by the other parties thereto prior to the date hereof pursuant to an executed waiver (a true and complete copy of which has been made available to Parent prior to the date hereof by the Rollover Investors) that is in full force and effect), there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Rollover Investor to transfer or cause to be transferred any of such Rollover Shares and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Rollover Shares, (e) the only Contracts or arrangements in effect between such Rollover Investor or any of his or its Affiliates (excluding the Company and its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand, are those identified on Schedule V hereto (collectively, the “Affiliate Agreements”) and true and complete copies of each of the Affiliate Agreements (including any amendments thereto) have been provided to Parent prior to the date hereof; (f) there are no outstanding claims for fees and expenses under any of the Affiliate Agreements with respect to such Rollover Investor, or any claims for indemnity thereunder, and such Rollover Investor is not aware of any matters which could give rise to a claim for indemnity thereunder; (g) after the date hereof, such Rollover Investor will not amend any Affiliate Agreement or enter into any Contract that would be an Affiliate Agreement; (h) immediately prior to the Closing, such Rollover Investor will execute and deliver a termination and release agreement terminating all Contracts and arrangements with the Company or any of its Subsidiaries (other than the Option Agreement) without any obligation or liabilities having been incurred or satisfied by the Company or any of its Subsidiaries under any of such Contracts or arrangements after the date hereof, provided that all confidentiality provisions and all rights to indemnification (solely with respect to claims of which the Rollover Investor is not aware) in such Contracts and arrangements will survive such termination; (i) during the three year period immediately preceding the date of this Agreement, such Rollover Investor has not taken any action to cause him or it to be an “interested stockholder” (within the meaning of Section 203 of the DGCL) of the Company or the restrictions of Section 203 of the DGCL on “business combinations” (within the meaning of Section 203 of the DGCL) to be applicable to such Rollover Investor because the transactions pursuant to which such Rollover Investor became an “interested stockholder” were approved in advance by the board of directors of the Company; (j) such Rollover Investor hereby waives any rights of appraisal or rights of dissent that such Rollover Investor may have with respect to the Merger; (k) such Rollover Investor shall not take any action, or cause to be taken any action, to challenge, prevent or impair the Voting Agreement, the Rollover Commitment Letter or the Option Amendment from being in full force and effect at all times prior to the Closing; and (l) the Schedule 13D filed by the Rollover Investors, together with all amendments filed with the SEC prior to the date of this Agreement, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.7.3.  Getty Investments L.L.C. hereby represents, warrants and covenants that it has provided or made available to Parent prior to the date hereof true and complete copies of its certificate of formation and operating agreement and will not amend any of such documents prior to the Closing in a manner that could reasonably be expected to adversely affect its ability to perform its obligations hereunder or under the Rollover Commitment Letter or to consummate the transactions contemplated hereby or thereby.

2.8.  Tax and Rollover Matters.

2.8.1.  In no event shall Parent or Merger Sub (and in no event shall any H&F Investor cause Parent or Merger Sub to) amend the Merger Agreement in a manner that would reasonably be expected to cause the Commitment (as defined in the Rollover Commitment Letter) to fail to qualify as a transaction under section 721 of the Code for U.S. federal income tax purposes.

2.8.2.  The parties agree that, for U.S. federal income tax purposes, the Post-Closing Contribution is intended to be treated as an exchange described in Section 351 of the Code (provided the parties do not have knowledge to the effect that the Post-Closing Contribution does not so qualify as a result of the failure of the representations and warranties to be provided to Parent at Closing by or on behalf of the Rollover Investors pursuant to Schedule VI to be true) and the parties agree to take no positions inconsistent with Section 351 treatment, unless required by Law.  Each party hereto shall not take any action that would reasonably be expected to cause the Post-Closing Contribution not to qualify as an exchange described in Section 351 of the Code.

2.8.3.  At the Contribution Closing, Parent, Holdings, the H&F Investors, the Co-Investors, the Rollover Investors and any other parties who contribute shares of Company Common Stock to Parent in exchange for limited partnership units of Parent immediately prior to the Closing (the “Management Rollover Investors”), severally and not jointly, will make the representations and warranties set forth on Schedule VI.

2.8.4.  Notwithstanding anything to the contrary set forth in the Merger Agreement, the Options Settlement shall be permitted to rollover and exchange options to acquire up to 446,350 shares of Company Common Stock (the “Existing Options”) for options to acquire shares of common stock of Holdings (the “Rollover Options”) (such rollover and exchange, the “Options Rollover”), whereby the “total option spread” after such rollover and exchange shall remain unchanged and the terms of each Rollover Option shall remain substantially the same as the Existing Option, except that each Rollover Option shall (i) represent a number of shares of Holdings common stock equal to the number of shares of Company Common Stock subject to the Existing Option multiplied by the Option Conversion Ratio (as defined below), with the number of shares subject to each Rollover Option after the rollover and exchange rounded down to the nearest whole number of shares; and (ii) have an exercise price per share equal to the exercise price per share of Company Common Stock under the Existing Option divided by the Option Conversion Ratio, with the exercise price per share rounded up to the nearest whole cent.  The “Option Conversion Ratio” for purposes of this Section 2.8.4 shall equal the ratio of the per share Merger Consideration to the fair market value of a share of common stock of Holdings as of the Effective Time.  For purposes of this Section 2.8.4, (A) “total option spread” before the Options Rollover shall mean the product of (i) the total number of shares of Company Common Stock subject to an Existing Option that will be rolled over and exchanged, and (ii) the excess, if any, of the per share Merger Consideration over the exercise price per share of Company Common Stock subject to such Existing Option, and (B) “total option spread” after the Options Rollover shall mean the product of (i) the total number of shares of common stock of Holdings subject to a Rollover Option, and (ii) the excess of the fair market value of a share of common stock of Holdings as of the Effective Time over the exercise price per share subject to such Rollover Option.  Each of Holdings and Options Settlement agrees to negotiate in good faith with respect to, and enter into prior to the Closing, customary documentation to effect the Options Rollover.

2.9.  Antitrust Matters.

2.9.1.  Subject to the terms and conditions of this Agreement, each of the Rollover Investors shall use his or its reasonable best efforts to promptly take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to obtain any approvals required under the Antitrust Laws with respect to such Rollover Investor as promptly as practicable, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings) under applicable Antitrust Laws.  In furtherance and not in limitation of the foregoing, the Rollover Investors agree to make an appropriate filing with the German Federal Cartels Office with respect to the transactions contemplated hereby as promptly as practicable (and in any event within ten (10) Business Days from the date hereof) or such other time as mutually agreed to by the parties, and to supply as promptly as practicable any additional information and documentary material that may be requested by the German Federal Cartels Office and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 2.9 necessary to cause the expiration or termination of any applicable waiting periods (including any extensions thereof) as soon as practicable.  Each of the parties shall cooperate with each other and the Company in connection with the matters contemplated by this Section 2.9.1.

2.9.2.  Each of the Rollover Investors shall keep the other parties to this Agreement and the Company informed in all material respects on a reasonably timely basis of (i) any investigation or other inquiry by or before the German Federal Cartels Office or any other Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private party, and (ii) any material communication received by such party from, or given by such party to, the German Federal Cartels Office or any other Governmental Authority and of any material communication received or given in connection with any such proceeding by a private party, in each case regarding any of the transactions contemplated hereby.

2.9.3.  In furtherance and not in limitation of the covenants of the Rollover Investors contained in this Section 2.9, each of the Rollover Investors hereto shall use its or his reasonable best efforts to resolve such objections, if any, as may be asserted by the German Federal Cartels Office or any other Governmental Authority with respect to the application of Antitrust Laws to the transactions contemplated hereby.  Without limiting any other provision hereof, each of the Rollover Investors shall use its or his reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, decision, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated hereby, on or before the Walk-Away

Date, including by defending through litigation on the merits any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under any Antitrust Laws that may be asserted by the German Federal Cartels Office or any other Governmental Authority with respect to the transactions contemplated hereby so as to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably possible (and in any event on or before the Walk-Away Date).  Notwithstanding anything to the contrary, each of the Rollover Investors shall take all such actions, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Rollover Investors and (ii) otherwise taking or committing to take actions that limit the Rollover Investors freedom of action with respect to, or their ability to retain, one or more of their investments, businesses, product lines or assets, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other decision or order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby.

3.  CERTAIN DEFINITIONS.  For purposes of this Agreement, the following terms shall have the following meanings:

“Commitments” shall mean (a) for each of the H&F Investors, the amount of cash equity contemplated to be funded by the Equity Commitment Letter (as such amount may be reduced by the H&F Investors in the manner contemplated by the Equity Commitment Letter), after taking into account any transfers permitted by Section 2.3.2 hereto and (b) for each of the Rollover Investors, the Rollover Shares (based on the Merger Consideration) set forth in the Rollover Commitment Letter, after taking into account any transfers permitted by Section 2.3.2 hereto.

“H&F Investors” shall mean, collectively, (a) Hellman & Friedman Capital Partners VI, L.P., (b) Hellman & Friedman Capital Partners VI (Parallel), L.P., (c) Hellman & Friedman Capital Executives VI, L.P., (d) Hellman & Friedman Capital Associates VI, L.P. and (e) any Fund Affiliate of any of the foregoing to whom a transfer is made pursuant to Section 2.3.2 hereto.

“Investors” shall mean, collectively, (a) the H&F Investors and (b) the Rollover Investors.

“Option Agreement” shall mean the Restated Option Agreement, dated February 9, 1998, between Getty Investments L.L.C., the Company and Getty Communications Limited (f/k/a Getty Communications plc) as amended by the Waiver and Amendment to Restated Option Agreement, dated as of the date hereof (the “Option Amendment”), among Getty Investments L.L.C., the Company, Getty Communications Limited, and Parent and as amended from time to time thereafter.

“Rollover Investors” shall mean, collectively, (a) Getty Investments L.L.C., (b) the October 1993 Trust, (c) the Cheyne Walk Trust, (d) the Ronald Family Trust B, (e) Mark H.

Getty, (f) the Options Settlement and (g) and any Permitted Family Transferee of the October 1993 Trust to whom a transfer is made pursuant to Section 2.3.2 hereto.

“Voting Agreement” shall mean the Voting Agreement, dated as of the date hereof, between Parent and the Rollover Investors, as amended from time to time.

4.  MISCELLANEOUS.

4.1. Option Amendment and Termination.  This Agreement may be amended and modified only by an agreement in writing signed by each of the Investors.  This Agreement shall terminate (except with respect to Sections 1.2, 2.5, 2.7, 3 and 4) upon the earliest of (i) the completion of the Post-Closing Contribution, (ii) the termination of the Merger Agreement and (iii) the written agreement of the parties hereto; provided that, subject to Section 4.3 hereto, nothing herein shall relieve any party hereto from liability for any breach of this Agreement prior to any such termination.

4.2. Severability.  In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.  The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

4.3.  Remedies.

(a)  The parties agree that this Agreement and the Rollover Commitment Letter will be enforceable against the Rollover Investors by all available remedies at law or in equity (including specific performance).

(b)  Without prejudice to any remedy the Company may obtain against Parent and Merger Sub (solely to the extent provided for under the Merger Agreement) and against the H&F Investors (solely to the extent as provided for under the Limited Guarantee), other than as provided in Section 2.5.1 and 2.5.2, none of the Rollover Investors shall have, and none of them shall seek, any direct or indirect remedies, whether at law or in equity (including specific performance), against any of Parent, Holdings, Merger Sub, the H&F Investors or the H&F Related Parties (as defined below) in connection with (i) the Merger or any of the other transactions and financings contemplated by the Transaction Agreements, or (ii) a breach, failure to perform or fraud by any of Parent, Holdings, Merger Sub or the H&F Investors under any of the Transaction Agreements; provided, however, if the Rollover Closing and the Effective Time have occurred, this Agreement and all other Ancillary Agreements will be enforceable against Parent, Holdings, Merger Sub and the H&F Investors and the Rollover Commitment Letter will be enforceable against Parent, in each case by all available remedies at law or in equity (including specific performance).

(c)  Notwithstanding anything to the contrary herein, in no event shall any party have the right to recover from any other party hereto lost profits, or any special, indirect, or consequential damages in connection with the enforcement of this Agreement or the Rollover Commitment Letter; provided, however, the parties acknowledge and agree that Expenses, the

Parent Termination Fee and Company Damages shall not constitute lost profits or special, indirect or consequential damages.

(d)  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement or the Rollover Commitment Letter were not performed in accordance with the terms hereof and that, subject to the limitations on remedies set forth in this Section 4.3, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

4.4.  No Recourse.

(a)  Notwithstanding anything that may be expressed or implied in this Agreement, or any document or instrument delivered in connection herewith, Parent, Holdings, Merger Sub and each of the Rollover Investors agrees and acknowledges that no H&F Related Party shall have any obligations hereunder and that, notwithstanding that the H&F Investors or any of their permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the Investors or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the H&F Investors (each, other than the H&F Investors, a “H&F Related Party”), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim by or on behalf of any of the H&F Investors against any H&F Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise (provided that nothing in this Agreement shall limit any rights of Parent, Merger Sub, Holdings or the H&F Investors against the Company in connection with the Merger Agreement and any other agreements to which the Company is a party).  It is expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any H&F Related Party for any obligations of any of the Investors or any of their successors or permitted assigns under this Agreement or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligations or their creation.

(b)  Notwithstanding anything that may be expressed or implied in this Agreement, or any document or instrument delivered in connection herewith, Parent, Holdings, Merger Sub and each of the H&F Investors and agree and acknowledge that no Rollover Related Party shall have any obligations hereunder and that, notwithstanding that the Rollover Investors or any of their permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee, in each case, in such person’s capacity as such, of any of the Investors (each, other than the Rollover Investors, a “Rollover Related Party”), whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim by or on behalf of any of the Rollover Investors against any Rollover Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  It is expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Rollover Related Party for any obligations of any of the Investors or any of their successors or permitted assigns under this Agreement or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligations or their creation.

4.5.  Rollover Investors’ Representative.  Each of the Rollover Investors hereby irrevocably appoints Getty Investments L.L.C. as such Rollover Investor’s proxy and attorney-in-fact with full power of substitution (the “Representative”), to act on behalf of each Rollover Investor with respect to any matter (including any amendments or waivers) arising under this Agreement, the Rollover Commitment Letter and the Voting Agreement.  Each of Parent, Merger Sub, Holdings and the H&F Investors shall be entitled to deal exclusively with the Representative with respect to any matters (including any amendments or waivers) arising under this Agreement, the Rollover Commitment Letter and the Voting Agreement and shall be entitled to rely, without independent investigation whatsoever, on (i) the power and authority of the Representative to act on behalf of, and to bind, all Rollover Investors, and (ii) any document executed or purported to be executed on behalf of the Rollover Investors by the Representative and any other action taken or purported to be taken on behalf of the Rollover Investors by the Representative, in each case as fully binding upon the Rollover Investors.  Any notices delivered to the Representative under this Agreement, the Rollover Commitment Letter and the Voting Agreement shall be deemed to constitute notices to all of the other Rollover Investors.  None of Parent, Merger Sub, Holdings or the H&F Investors shall have any liability to any Rollover Investor for any acts or omissions of the Representative, or any acts or omissions taken or not taken by any Persons at the direction of the Representative.  The Representative shall not be entitled to a fee for its services as Representative hereunder.

4.6. Governing Law; Consent to Jurisdiction.  (a)  This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Delaware, without regard to conflict of laws principles.

(b)  Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in the Court of Chancery of the State of Delaware, or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the federal courts of the United States of America located in the State of Delaware.  Each party hereto hereby irrevocably (i) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or federal courts of the United States of America located in the State of Delaware in respect of any legal action, suit or proceeding arising out of or relating to this Agreement and (ii) waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.

(c)  Each party hereto agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered to the addresses set forth in, and the manner contemplated by, Section 4.16 of this Agreement.

(d)  The consents to jurisdiction set forth in this Section 4.6 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 4.6 and shall not be deemed to confer rights on any Person other than the parties hereto.  The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

4.7.  WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.8.  Exercise of Rights and Remedies; Waivers.  No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.  Any agreement on the part of a party hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

4.9.  Other Agreements.  This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

4.10.  Assignments.  The rights and obligations of the parties hereunder shall not be assigned without the prior consent of the other parties hereto; provided, however, that (a) in connection with any transfer of the right and obligation to fund its Commitments to any Fund Affiliates pursuant to and in compliance with Section 2.3.2, the H&F Investors may assign their rights and obligations under this Agreement to such Fund Affiliates without the prior written consent of the other parties hereto, provided that no such assignment shall relieve the assigning party of its obligations hereunder if the assignee does not perform its obligations, and (b) in connection with any transfer of the right and obligations to fund its Commitments to any Permitted Family Transferee pursuant to and in compliance with Section 2.3.3, the October 1993 Trust may assign its rights and obligations under this Agreement to such Permitted Family Transferee, provided that no such assignment shall relieve the assigning party of its obligations hereunder if the assignee does not perform its obligations.  Any assignment in derogation of the foregoing shall be null and void.

4.11.  Confidentiality.  Each party hereto agrees to, and shall cause its affiliates, directors, officers, employees, agents, advisors and representatives (“Representatives”) to, keep this Agreement and any information supplied by or on behalf of any of the other parties to this Agreement, confidential (“Confidential Information”) and to use, and cause its Representatives to use, the Confidential Information only in connection with the Merger and the transactions contemplated hereby; provided, however, that the term “Confidential Information” does not include information that (a) is already in such party’s possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party’s Representatives, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; providedfurther, however, that nothing in this Agreement, the Voting Agreement, the Option Agreement or the Commitment Letters shall prevent any party hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent required by Law, (iv) to the extent necessary in connection with the exercise of any remedy, hereunder, (v) in connection with a transfer permitted by Section 2.3.2 and (vi) to such party’s Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available).  Notwithstanding anything to the contrary herein, the parties acknowledge and agree that nothing in the Ancillary Agreements shall prohibit or restrict any of the Investors from complying with their obligations under the Securities Exchange Act of 1934, as amended, as determined in good faith by such party after consultation with its counsel.  No party shall have any obligation to seek confidential treatment of any information required to be disclosed by the Securities and Exchange Commission as determined in good faith by such party after consultation with its counsel.

4.12.  Publicity.  Each party hereto will coordinate in good faith any and all press releases and other public relations matters with respect to the Merger and the transactions contemplated hereby.  Unless otherwise required by Law, no party hereto may issue any press release or otherwise make any public announcement or comment on the Merger Agreement, this Agreement and the transactions contemplated thereby and hereby without the prior consent of the H&F Investors.

4.13.  Counterparts.  This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

4.14.  Interpretation.  The Section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.  The words such as “herein,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context requires otherwise.  The word “including,” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

4.15.  Relationship of the Trustee.  The parties acknowledge and agree that in the case of any party which is a trust, (i) the trustee of such trust is entering into this Agreement and in its representative capacity as trustee only and not in its individual capacity; (ii) the trustee (in its capacity as trustee) shall have no personal liability under or arising out of this Agreement; and (iii) all payments to be made by a trust pursuant to this Agreement shall be made solely from the assets of the applicable trust and not from the personal assets of the trustee.

4.16.  Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), or (c) one (1) Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other parties pursuant to this provision):

If to the H&F Investors, Parent, Holdings or Merger Sub, to:

c/o Hellman & Friedman LLC
One Maritime Plaza, 12th Floor
San Francisco, California  94111
Attention:  C. Andrew Ballard
Arrie Park, Esq.
Facsimile:  (415) 788-0176

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York  10017
Attention:  Brian M. Stadler
Facsimile:  (212) 455-2502

and

Simpson Thacher & Bartlett LLP
2550 Hanover Street
Palo Alto, California  94304
Attention:  Chad Skinner
Facsimile:  (650) 251-5002

If to any of the Rollover Investors, to:

c/o Getty Investments L.L.C.
c/o Sutton Place Investments
101 Huntington Avenue, Suite 2575
Boston, Massachusetts 02199
Attention:  Jan Moehl
  Mark Jenness
Facsimile: (617) 217-3501

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Attention:  Daniel Kelly
  Sarah Solum
Facsimile: (650) 752-2111

4.17.  No Partnership.  Nothing in this letter agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any part the agent of any other party for any purpose.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

ABE INVESTMENT, L.P. By: Abe GP LLC, its general partner

By: Hellman & Friedman Capital Partners VI, L.P., its managing member

By: Hellman & Friedman Investors VI, L.P., its general partner

By: Hellman & Friedman LLC, its general partner

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Managing Director

ABE INVESTMENT HOLDINGS, INC.

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Treasurer and Assistant Secretary

ABE ACQUISITION CORP.

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Treasurer and Assistant Secretary

[Interim Investors Agreement Signature Page]

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL PARTNERS VI (PARALLEL), L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL EXECUTIVES VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Managing Director

[Interim Investors Agreement Signature Page]

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

	By:	Hellman & Friedman LLC, its general partner

		By:	/s/ Georgia Lee
			Name:	Georgia Lee
			Title:	Managing Director

[Interim Investors Agreement Signature Page]

GETTY INVESTMENTS L.L.C.

By:	/s/ Jan D. Moehl
Jan D. Moehl Officer

CHEYNE WALK TRUST

Remainderman Ltd., as Trustee,

By:	Sutton Place Investments, as Administrative Agent

By:	/s/ Jan D. Moehl
Jan D. Moehl Chief Investment Officer

RONALD FAMILY TRUST B

Remainderman Ltd., as Trustee,

By:	Sutton Place Investments, as Administrative Agent

By:	/s/ Jan D. Moehl
Jan D. Moehl Chief Investment Officer

GFT LLC, as Trustee

By:	Sutton Place Investments, as Administrative Agent

By:	/s/ Jan D. Moehl
Jan D. Moehl Chief Investment Officer

[Interim Investors Agreement Signature Page]

THE OCTOBER 1993 TRUST

RBC Trustee (CI) Limited, as Trustee

By:	/s/ Philip James Jackman Le Vesconte
Philip James Jackman Le Vesconte Authorised Signatory

THE OPTIONS SETTLEMENT

RBC Trustee (CI) Limited, as Trustee

By:	/s/ Philip James Jackman Le Vesconte
Philip James Jackman Le Vesconte Authorised Signatory

/s/ Mark H. Getty
Mark H. Getty

[Interim Investors Agreement Signature Page]

Exhibit A

Getty Investments L.L.C.	8,273,301

Cheyne Walk Trust	24,377

Ronald Family Trust B	7,313

Mark H. Getty (personal shares)	15,000

Mark H. Getty (Restricted Stock Units)	1,998

The October 1993 Trust	622,602

The Options Settlement	446,350

Of the 8,273,301 shares of the Company owned by Getty Investments LLC, 62,471 are registered in book entry form at The Northern Trust Company as custodian and would be held under the “street name” for The Northern Trust Company.  The remaining 8,210,830 shares are certificated and registered in the name of Getty Investments LLC.

The 24,377 shares of the Company owned by Cheyne Walk Trust are registered in book entry form at The Northern Trust Company as custodian and would be held under the “street name” for The Northern Trust Company.

The 7,313 shares of the Company owned by Ronald Family Trust B are registered in book entry form at The Northern Trust Company as custodian and would be held under the “street name” for The Northern Trust Company.

The 15,000 shares held by Mark Getty are registered in book entry form at Morgan Stanley account in San Francisco and would be held under the “street name” for Morgan Stanley.

In the case of shares issued to a Rollover Investor that is a trust, the name of the trustee acting on behalf of the trust also may be shown on the account or on the share certificate.